EXHIBIT 1
- ---------

                                     IN THE CIRCUIT COURT FOR THE
                                     17TH JUDICIAL CIRCUIT IN AND
                                      FOR BROWARD COUNTY, FLORIDA

HALMOS TRADING & INVESTMENT             CIVIL DIVISION
COMPANY,
                                        CASE NO. 93-04354 (06)
     Plaintiff,

v.

SAFECARD SERVICES, INC., a
Delaware corporation, and
GERALD CAHILL,

     Defendants/Counterplaintiff/
     Third Party Plaintiff,

v.

PETER A. HALMOS,

     Counterclaim Defendant,

and

STEVEN J. HALMOS and HALMOS
TRADING & INVESTMENT CO.,

     Third Party Defendants.

_______________________________________/

               COUNTERCLAIMS OF ADDITIONAL PARTY
                    DEFENDANT PETER A. HALMOS
                    -------------------------

     Additional Party Defendant Peter A. Halmos counterclaims against SafeCard Services, Inc., and states:

     1. This is an action for damages caused by SafeCard's outrageous and spiteful conduct, whereby through stealth and fraud it attempted to frame Peter Halmos for criminal tax fraud, and to extort $25 million from him by threatening to file a false lawsuit that would have criminal ramifications. This action also seeks damages for SafeCard's breach of its contractual duties to indemnify Halmos. Halmos' damages exceed $25 million.

     2. All conditions precedent to this action have been performed or waived or have occurred.


                              PARTIES
                              -------

     3. Counterplaintiff Halmos is a citizen of the State of Florida. Counterdefendant SafeCard has joined Halmos as an additional party defendant to its counterclaims filed in response to Halmos Trading & Investment Company's Second Amended
Complaint.

     4. Counterdefendant SafeCard claims to be a Delaware corporation, with its corporate headquarters in Cheyenne, Wyoming. SafeCard conducts business in Florida, and employs individuals at offices in Fort Lauderdale that it has occupied since it abandoned the lease premises at issue in the Second Amended Complaint, and repudiated its contractual and other obligations to Halmos Trading & Investment Company.

                          NATURE OF THE CASE
                          ------------------

     5. Halmos is the co-founder of SafeCard, along with his brother Steven Halmos, another additional party defendant to SafeCard's counterclaim. Pursuant to management contracts between Peter Halmos, Halmos & Company/High Plains Capital Corporation, and SafeCard, prior to 1987, Halmos served as chairman of SafeCard's board of directors, chief executive officer and secretary; from 1987 to October, 1990, Halmos served as SafeCard's chairman and secretary; and from October, 1990 until his wrongful ouster in December, 1992, Halmos served as an executive management consultant to SafeCard.

     6. Pursuant to his role at SafeCard, Halmos became SafeCard's primary defender, and thus its most public target. Because of his SafeCard role, over the years Halmos was subjected to numerous investigations by the Securities & Exchange Commission, an investigation by the Federal Trade Commission, four lawsuits by class action counsel falsely alleging insider trading and other defalcations, a criminal FBI investigation, and literally countless items of negative publicity. Each of these investigations was closed with no finding of wrongdoing. Two of the lawsuits were withdrawn by the Plaintiffs as having no merit, and two were thrown out of court with no liability to Halmos. Nevertheless, the damage to Halmos' reputation for business integrity remained long after the cause of the damage had been removed.

     7. The most painful of the repercussions suffered by Halmos as SafeCard's public target, however, was a criminal tax fraud investigation by the Internal Revenue Service. Fueled by the negative publicity arising from Halmos' position as SafeCard's chief defender, and relying upon documents stolen from SafeCard and Halmos & Company by an IRS informant, the IRS raided SafeCard's offices on October 14, 1988. The IRS obtained a search warrant on the basis of erroneous information provided by the defalcating SafeCard/Halmos & Company employee (who was secretly a controlled IRS informant), as well as on the basis of erroneous newspaper articles about Halmos and SafeCard.

     8. With this dramatic beginning - IRS agents descending without warning as part of a raid - Halmos encountered his most difficult, dangerous and costly battle: protection of his personal freedom, and proving of his innocence.

     9. The cost to Halmos was many faceted: cost of attorneys, investigators, accountants; lost time (four years); lost opportunities; lost reputation. But the greatest cost - and the one most difficult to recompense - was psychological and emotional. To Halmos, indeed to any corporate executive, the criminal investigation threatened his career, his family, his personal safety and his personal freedom.

     10. SafeCard's top executives and directors - those who control it now - not only knew of the investigation and the toll that it took on Halmos, but supported Halmos in fighting the IRS. For example, William T. Bacon had been Halmos' friend, confidant and financial advisor since 1975, and had been privy to Halmos' business and career plans. Bacon had intimate knowledge of the effect of the IRS investigation on Halmos' business plans, as Bacon was to be Halmos' underwriter and financial advisor in new public companies. Bacon also was acutely aware of the emotional distress suffered by Halmos, and often gave him advice as to how to deal with the stress and anguish the ordeal had inflicted upon Halmos and Halmos' wife and children. Robert Dilenschneider, another SafeCard director, represented himself to be a public relations expert who was hired to restore Halmos' reputation, which had suffered from the publicity given to the investigation. Gerald Cahill, SafeCard's present Chief Operating Officer, was present on the day of the IRS raid and often offered emotional support to Halmos on the investigation Cahill was experienced in these matters, as his prior employment had been as person in charge of tax compliance for Resorts International. He worked with Halmos most every day, and knew the emotional and psychological effect that the criminal investigation had on Halmos. Barry Tillis, SafeCard's inside general counsel, had worked with Halmos for over ten years, and had been Halmos' personal counsel as well as business partner. Tillis actually represented Halmos in certain facets of his battle with the IRS. Tillis knew as well as anyone the impact of the criminal investigation on Halmos.

     11. SafeCard's outside general counsel also knew of the intense stress and pain that Halmos had suffered from his role at SafeCard. Fried Frank Harris Shriver & Jacobson, and its partners Harvey Pitt and June Gertig - who were SafeCard's outside general counsel - knew intimately of the effect that the criminal IRS investigations had on Halmos. Fried Frank represented SafeCard in jointly defending against the investigation, and had shared information with Halmos' criminal tax counsel and others to facilitate the joint defense. Fried Frank also had represented Halmos personally, and jointly with SafeCard. Pitt had assured Halmos that he personally would work to correct the wrongs done to Halmos as a result of his role at SafeCard, and in fact had promised that hew old do so as soon as the IRS investigation was over. As recently as February 17, 1993, Pitt wrote to Halmos of his respect, affection and understanding of the turmoil that Halmos had been through:

     Let me start by reaffirming my personal affection and respect for you. As I have stated so many times, you are someone who has accomplished so many things, and have overcome so much adversity. Your life is a monument to intelligence and perseverance, and you deserve to be recognized for your accomplishments, and free of the adversity that you obviously suffer through, even today. I always hoped I could assist you in finding the right path to your own goals, but I suspect that events may have overtaken us both.

Pitt and Gertig not only were SafeCard's and Halmos' trusted advisors, Halmos also considered them to be his friends.

  12. After more than four years, on November 10, 1992, the IRS formally closed its investigation of Halmos, with no finding of any wrongdoing. In fact, the IRS has not claimed to this day any additional tax was owed by Halmos. Although Halmos was completely cleared of any wrongdoing, the damage to his reputation for business integrity lingered, as did his emotional scars. In fact, just recently SafeCard's counsel admitted that the damage to Halmos' reputation for business integrity is so great that Halmos is "libel proof". Instead of fighting along with him to restore his reputation, however, his trusted advisors and supposed friends used his emotional scars as part of a plan to seize control of SafeCard and its $200 million cash hoard, and "destroy" Halmos.

                 THE ATTEMPT TO DESTROY HALMOS
                 -----------------------------

  13. In 1992, Cahill, Bacon, Dilenschneider, Tillis, Gertig and others conspired to oust Halmos from any role at SafeCard. Halmos' ouster was motivated by self-interest. The participants sought to take over a successful, cash rich company to enrich themselves, and at the same time prevent Halmos from being an effective competitor and knowledgeable watchdog of their actions.

  14. As part of the strategy, SafeCard and its agents moved in several directions: to ensure that he would not interfere with or impede their plan; and it secretly paid counsel fees for unnamed SafeCard employees who had become covert IRS informants, and supplied false information about Halmos to the IRS. Their strategy also attempted to inflict severe emotional distress upon Halmos, by attempting to subject Halmos to yet another criminal tax investigation, this time by the Florida Department of Revenue. SafeCard and its agents also attempted to extort Halmos by falsely accusing him of embezzlement, and falsely threatening to sue him in a manner that would subject him to criminal liability. Armed with the knowledge of the devastating impact these actions would have on a man who had already been subjected to an intensive four-year, nationally publicized criminal investigation, SafeCard acted - in a blatant attempt to destroy Halmos.

         SAFECARD'S ATTEMPT TO FRAME HALMOS FOR ITS
        EVASION OF TAXES OWED TO THE STATE OF FLORIDA
        ---------------------------------------------

  15. In 1989, the Florida Department of Revenue conducted a tax audit of SafeCard's rental payments made to Halmos Trading & Investment Company under the lease of the Cypress Creek facilities, to determine whether such payments were subject to Florida's sales tax. On SafeCard's behalf, Halmos Trading successfully argued to the Department of Revenue that sales tax was not owed on the entire lease rental payments. Upon information and belief, the tax audit was instigated and spurred on by the SafeCard/Halmos defalcating employee, as well as the IRS case agent conducting the IRS criminal tax investigation.

  16. After the audit was successfully concluded, saving SafeCard an estimated $1 million over the course of the lease, Halmos requested Gerald Cahill (then SafeCard's CFO) and Barry Tillis (SafeCard's inside general counsel) to make timely lease tax payments to the Florida Department of Revenue, and to pay any outstanding and all future sales tax that was owed and would be due. Despite this request, which was not even necessary because SafeCard is contractually obligated to pay whatever sales tax is due pursuant to the Lease, SafeCard's management made a deliberate decision not to pay the tax, and to hide that fact from Halmos.

  17. As time passed, SafeCard's senior management and counsel - Gertig, Cahill, Bacon, Dilenschneider, Tillis, Steven Halmos and others - conspired to remove Halmos from SafeCard. Cahill even bragged to Halmos' counsel in 1992 that SafeCard and its lawyers "had enough on Halmos" to "destroy" him. SafeCard and its senior management and counsel used SafeCard's intentional non-payment of sales taxes as one method of destroying Halmos. They knew that another tax investigation might indeed destroy Halmos and accomplish their goal.

  18. In early 1992, Safecard announced its decision to move its corporate headquarters from Fort Lauderdale to Cheyenne, Wyoming. At the time of the announcement, SafeCard had approximately nine years remaining on its lease with Halmos Trading. In the Summer of 1992, SafeCard began negotiations with Halmos Trading, and its counsel, John Masters, on an agreement for SafeCard to buy out the remaining nine years of the lease.
  19. Unknown to Halmos, during negotiations with Gertig in August and September, 1992, Halmos Trading, by and through John Masters, demanded that any lease termination agreement contain a provision that SafeCard indemnify Halmos Trading for any outstanding current and future (if any) sales tax, which was consistent with SafeCard's promise to do so in the lease itself. On September 8, 1992, Gertig assured Halmos Trading's attorney, John Masters, "not to worry about it." Cahill had earlier told Masters that, due to SafeCard's plan to terminate its tax nexus to Florida, "SafeCard doesn't want to look for new problems now in paying sales tax," but assured Masters that sales tax would either be paid or that SafeCard would indemnify Halmos Trading for all sales taxes.

  20. Despite Cahill's and Gertig's assurances, however, SafeCard attempted to sidestep Masters and trick Peter Halmos, who was ignorant of SafeCard's intentional non-payment of sales taxes after the 1989 audit, into signing an agreement that placed all tax liability on Halmos Trading. During the late afternoon of October 29, 1992, a Thursday, Gertig sent directly to Peter Halmos a proposed lease termination agreement. Gertig did not send a copy of the agreement to Masters, the attorney representing Halmos Trading and with whom she had been dealing during the negotiations. The reason is obvious: her proposed agreement did not include the promised sales tax indemnification clause, but instead contained an unconditional release of all liabilities of SafeCard to Halmos Trading, which would have included SafeCard's liability for past due, current and future taxes. This release would have subjected Halmos Trading to liability for unpaid sales taxes, and would have opened Peter Halmos to additional scrutiny by the state taxing authority.

  21. Gertig insisted that Peter Halmos, on behalf of Halmos Trading, sign her proposed agreement the next day, October 30, 1992. Gertig's stated reason for the rush was that SafeCard's financial year was ending on October 31, and that the buy out of the lease "had to take place before then." She wanted Peter Halmos to sign the agreement within less than twenty-four hours, even though the parties had not even agreed to the most material term of the agreement - how much SafeCard would pay for the right to terminate the lease and without conferring with Halmos Trading's attorney, Masters. Gertig told Peter Halmos to sign the agreement anyway, and that they could "worry about the numbers later." Halmos refused to do so.

  22. SafeCard's attempt to saddle Halmos Trading with the liability for SafeCard's deliberate non-payment of sales tax when due, was done with the intent to frame Halmos Trading's general partner Peter Halmos. To subject Halmos to yet another tax investigation, and potential liability, would go a long way toward accomplishing SafeCard's stated goal of destroying Peter Halmos.


                       THE EXTORTION BY SAFECARD
                       -------------------------

  23. SafeCard's campaign to destroy Halmos continued with an extortionate threat to falsely accuse Halmos of embezzlement, and expose him to potential criminal prosecution.

  24. On April 5, 1993, SafeCard's representative, Robert McCaw, a partner in the law firm of Wilmer, Cutler & Pickering, met with Cono Namorato, an attorney who had represented Halmos in connection with the IRS criminal investigation. At the meeting, McCaw demanded that Halmos give up business assets worth about $50 million and pay $25 million in cash. Accompanying the demand was a complaint prepared by McCaw's law firm for SafeCard which accused Halmos of embezzlement and other misconduct.

  25. Specifically, the complaint - which McCaw said had been "authorized for filing" - falsely alleged that Halmos had forced SafeCard to lend $2 million to Halmos & Company in 1987.
SafeCard further falsely accused Halmos of directing that the $2 million loan be written off and the promissory note evidencing the loan be shredded. The complaint hinted at other foul play by Halmos, noting that a copy of the promissory note had been hidden away by Gerald Cahill, but had mysteriously "disappeared" from his files. At the same time as it made these false allegations, SafeCard had taken the opposite and truthful position in another court that the $2 million had been paid by Steven Halmos as the price for purchasing intangible assets from High Plains Capital Corporation, and thus was not subject to Florida taxes. No mention was made of the purported "loan", or the shredding of any promissory note. See High Plains Capital Corporation and SafeCard Services, Inc. v. Florida Department of Revenue, Case No. 92-28030 (14) (Exhibit "B").

  26. The Complaint had been "authorized for filing" by the same persons who had stood side by side with Halmos during his fight with the IRS: Pitt, Dilenschneider, Bacon, Cahill, Tillis and Gertig. When McCaw delivered the "authorized for filing" complaint to Cono Namorato, he stated that it would have "regulatory, tax and criminal prosecution consequences" for Halmos. McCaw threatened to file the complaint, and expose Halmos to the "criminal" consequences, unless Halmos paid $25 million by the following morning. When McCaw's extortionate threat was made, SafeCard knew that any hint of additional exposure to criminal prosecution would be extraordinarily stressful to Halmos, who had just finished his long struggle defending and defeating the IRS criminal investigation. SafeCard also knew that the person receiving the threat as Halmos' representative - Cono Namorato - had represented Halmos in the IRS matter, and was the former deputy attorney general in the criminal tax division of the Justice Department of the United States. Namorato was certainly aware of the "tax and criminal" consequences of SafeCard's false allegations, and SafeCard meant for him to convey those consequences to Halmos.
  27. When Halmos refused to be extorted and filed suit against SafeCard, SafeCard did not file the complaint containing the false allegations of embezzlement. Instead, in retaliation it filed a different complaint, which contained no reference to the supposed $2 million embezzlement (but did continue to include other false and fraudulent allegations but none having "criminal consequences"). Clearly, showing Halmos the "authorized for filing" complaint was merely a ploy to attempt to extort Halmos, by threatening him with false allegations that could lead to criminal prosecution.

                          COUNT I
                          -------
         (Personal Injury by Intentional Infliction
                   of Emotional Distress)

  28.  Halmos realleges paragraphs 1 through 27.

  29. In attempting to set Halmos up for criminal prosecution - by saddling him with SafeCard's sales tax indebtedness and tax evasion and by falsely accusing him of embezzlement, in order to extort $25 million from him - SafeCard acted outrageously, and in a manner beyond all bounds of decency. Its conduct was odious and utterly intolerable in a civilized society.

  30. SafeCard's outrageous conduct was done with the knowledge that Halmos was peculiarly susceptible to emotional distress, because of his intense and costly four-year public defense of the IRS investigation, the resulting lawsuits and negative publicity, and the constant risk of retaliation by the IRS and "other Federal authorities." SafeCard knew of Halmos' peculiar susceptibility to emotional distress from the threat of criminal prosecution, and the retaliatory fuel that the allegations gave the IRS, yet it heartlessly and flagrantly proceeded in the face of such knowledge.

  31. Because of Halmos' long relationship with SafeCard - a company that he had founded and nurtured for more than two decades - SafeCard had the power to adversely affect Halmos' interests, by falsely and publicly accusing him of criminal conduct, and by actively attempting to saddle him with criminal tax liability.

  32. SafeCard acted intentionally and/or recklessly, and knew or should have known that the emotional distress would likely result.

  33. SafeCard's actions caused Halmos severe emotional distress.

  34. Halmos has suffered damage, in the form of mental anguish, loss of ability to enjoy life, lost earning capacity, and other damages as a consequence of SafeCard's intentional and outrageous conduct.

  35. SafeCard's conduct was intentional, wilful and wanton, and warrants the imposition of punitive damages.

  WHEREFORE, Halmos demands judgment for consequential and punitive damages against SafeCard, including costs and pre-judgment interest, and such further relief as is just.


                        COUNT II
                        --------
                   (Breach of Contract)

  36.  Halmos realleges paragraphs 1 through 5.

  37. In 1988, based in part on his difficulties as SafeCard's public target and his desire to expand his career, Halmos informed SafeCard that he would no longer accept compensation from SafeCard, and that he would be withdrawing from management responsibility of SafeCard. As of March 15, 1988, Halmos ceased accepting any compensation from SafeCard. For the next several months, Halmos handled only a few limited projects for SafeCard, without compensation. On July 1, 1988, however, SafeCard's board of directors, led by director William T. Bacon, pleaded with Halmos to resume an active day-to-day supervising management role in SafeCard's offices. Halmos was unwilling to do so unless SafeCard expressly reaffirmed and renewed its agreement to provide him with full indemnity under SafeCard's Articles of Incorporation and By-Laws, and in accordance with Delaware law, which provided for advance payment of attorney's fees and expenses.

  38. SafeCard agreed to do so. At the meeting on July 1, 1988, SafeCard's board agreed to indemnify Peter Halmos and Steven Halmos and their respective affiliates, and agreed to pay all fees and expenses in any legal or administrative proceeding with regard to their relationship with SafeCard to the fullest extent permitted by law. SafeCard reaffirmed its agreement in its September 2, 1988 proxy statement, in its 1988 Annual Report and SEC Form 10-K for 1988, and in its public filings for subsequent years.

  39. In consideration for SafeCard's agreement to indemnify him to the fullest extent provided by law, Halmos agreed to continue supervisory management responsibilities for SafeCard.

  40. Halmos has been damaged by SafeCard's filing of its claims against him in this proceeding. The damages include attorney's fees, costs, and lost earnings.

  41. Despite demand, SafeCard has refused to honor its agreement to indemnify Halmos for the damages suffered by him from the filing of its claims against Halmos and has refused to advance his expenses. SafeCard's lawsuit against Halmos arises from his relationship with SafeCard, and thus Halmos' expenses in defending the suit and prosecuting its counterlaims are covered by the indemnity agreement.

  WHEREFORE, Halmos demands judgment against SafeCard for damages, including pre- and post-judgment interest, costs and attorney's fees and such other amounts as the Court may deem appropriate.

                     JURY TRIAL DEMAND
                     -----------------

  Halmos demands trial by jury on all issues so triable.


  DATED:    January 14, 1994.


                           TEW & GARCIA-PEDROSA
                           Attorneys for Peter A. Halmos
                           Miami Center, Suite 2600
                           201 South Biscayne Boulevard
                           Miami, Florida  33131
                           (305) 536-1112



                           By_______________________________
                                THOMAS TEW
                                FLA. BAR NO. 098160
                                JOSE GARCIA-PEDROSA
                                FLA. BAR NO. 137115
                                LAWRENCE A. KELLOGG
                                FLA. BAR NO. 328601

                           CERTIFICATE OF SERVICE
                           ----------------------

  I HEREBY CERTIFY that a true and correct copy of the foregoing was hand-delivered this ____ day of January, 1994 to Carol A. Licko, Esq., Thomson Muraro, et al., One Southeast Third Avenue, Suite 1700, Miami, Florida 33131, and mailed to Robert B. McCaw, Esq., Wilmer Cutler & Pickering, 2445 M Street, N.W., Washington, D.C. 20037-1420, Stuart H. Singer, Esq., Kirkpatrick, Lockhart, et al., Miami Center, Suite 2000, 201 South Biscayne Boulevard, Miami, Florida 33131 and Thomas Seymour, Esq., Kenny, Nachwalter, et al., Miami Center, Suite 400, 201 South Biscayne Boulevard, Miami, Florida 33131.


                           By:          /s/
                              --------------------------
                                    OF COUNSEL